EXHIBIT 99.30
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                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
OCTOBER 7, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES CLOSING OF FINANCING
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CALGARY, OCTOBER 7, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust")
announced today the closing of the issue of 6,800,000 Trust Units ("Trust Units") at a price of $6.30 per Trust Unit for net proceeds of approximately $40.4 million pursuant to the Trust's previously announced public offering. The Trust Units were offered to the public through a syndicate of underwriters, which was led by Scotia Capital Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and TD Securities Inc.

Net proceeds from the issue will be used to fund ongoing capital expenditures and for future acquisitions. In the interim, the net proceeds from the offering will be used to repay a portion of Viking's bank indebtedness.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Trust Units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 96,513,815 Units outstanding, which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3-million principal amount of 10.5 percent convertible unsecured subordinated debentures, which trade under the symbol "VKR.DB".

For further information contact:

A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330 - 5th Avenue S.W.
                                        Calgary, Alberta T2P 0L4

Wayne King
Executive Vice-President and CFO        Ph: (403) 268-3175
                                        Toll Free: 1-877-292-2527
or
Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com